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MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69722

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCEAN PARK SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5200 WEST CENTURY BLVD, SUITE 420
(No. and Street)

LOS ANGELES (City) CA (State) 90045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERY SADZEWICZ (815) 782-1250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 WEST WACKER DR. 6TH FLOOR (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY SADZEWICZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCEAN PARK SECURITIES, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER

Title

Notary Public

SHANNON P. KISTER
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Jan. 20, 2018
Commission # 14439552

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ocean Park Securities, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

February 27, 2017

Filed as a Public Document Pursuant to Rule 17a-5(d)
of the Securities Exchange Act of 1934

PUBLIC DOCUMENT

Ocean Park Securities, LLC

FGMK

Identifying opportunities. Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Ocean Park Securities, LLC

We have audited the accompanying statement of financial condition of Ocean Park Securities, LLC as of December 31, 2016. This financial statement is the responsibility of Ocean Park Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Ocean Park Securities, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

FGMK, LLC

Chicago, Illinois
February 27, 2017

Ocean Park Securities, LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash	$77,769
Total Assets	**$77,769**
Member's Equity	**$77,769**

The accompanying notes are an integral part of these financial statements.

Ocean Park Securities, LLC
Notes to Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Ocean Park Securities, LLC (the "Company") was formed on December 14, 2015 ("Inception") in the State of Delaware. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company commenced operations as a broker-dealer on July 11, 2016.

The Company is a boutique investment bank that provides mergers and acquisitions, capital raising, financial advisory, and restructuring services.

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenues from professional services when (a) persuasive evidence that an agreement exists; (b) the service has been performed: (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Success fees are earned in accordance with the terms of the executed agreements, typically either a fixed dollar amount or percentage of the purchase price or transaction value upon closing of the transaction.

Income Taxes

The Company is taxed as a limited liability company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company may be subjet to various state and local state income taxes.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance

Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company's revenue was generated from one customer and one transaction. The ongoing operations of the Company is economically dependent on its ability to enter into contracts with other parties.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an agreement with Ocean Park Advisors, LLC ("OPA"), an entity affiliated through common ownership, for which the Company pays OPA a monthly fee of $2,500 for overhead management expenses. Such expense totals $15,000 for the year ended December 31, 2016.

NOTE 4 – MEMBERS' EQUITY

The Company has one class of member interests. Allocations of net profit, after giving effect to special allocations as defined in the membership agreement, are: first to the members to the extent, and in the reverse order of, the net losses previously allocated that previously have not been offset by net profits allocated, and thereafter, net profits shall be allocated to the members' pro rata to their percentage interests. Net losses shall be charged to the members at the end of each fiscal year, pro rata to their percentages interests.

NOTE 5 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contract and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Excahnge Act of 1934, which requires the maintenance of minimum net capital, and requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $77,769, which was $72,769 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through February 27, 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.